SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of August, 2007

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

São Paulo, August 10th, 2007

To
Bolsa de Valores de São Paulo – BOVESPA
Supervision of Company Relations
Att. Mr. Jorge Antonio Tambucci

Ref. Official Letter nº GAE/SRE 1800/07 – posted on August 9th, 2007

Dear Sirs,

We make reference to the official letter referred above, in which it was asked some information about the Meeting of the Board of Directors of Unibanco Holdings S.A., held on August 8th, 2007 (“MBD”), as follow: whereas that on MBD held on August 8th, 2007, it was approved the acquisition, by the company, of preferred shares issued by itself, with the purpose of keeping these shares as treasury stock, for further sale or cancellation, we ask to inform the date when the term for the acquisition of such shares will finish.

Whereas that the term of 6 (six) months, mentioned on item 1 “b” of the MBD, will finish on February 10th, 2008, a non-business day, we inform that the term for acquisition of such shares will finish at the immediately prior business day, which is February 8th, 2008.

For further information, do not hesitate to contact us.

Regards,

UNIBANCO HOLDINGS S.A.
Mr. Geraldo Travaglia Filho
Investor Relations Officer

With copy to:
Comissão de Valores Mobiliários - CVM
Ms. Elizabeth Lopes Rios Machado – Superintendence of Company Relations
Mr. Waldir de Jesus Nobre – Superintendence of Market and Intermediary Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 10, 2007

UNIBANCO HOLDINGS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.